United American Petroleum Corp.
9600 Great Hills Trail, Suite 150W
Austin, Texas 78759

October 5, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:              Sirimal R. Mukerjee

Re:              United American Petroleum Corp.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 0-51465

Dear Mr. Mukerjee:

United American Petroleum Corp., a Nevada corporation (the “Company”), received your letter dated September 24, 2012 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed April 16, 2012, with the Securities and Exchange Commission (“Commission”).

The Company hereby requests additional time to respond to your comment letter due to the Company’s need for further time to respond fully to all of the comments. The Company anticipates that it will be able provide the requested information and file an amended Form 10-K with the Commission on or before October 19, 2012.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

United American Petroleum Corp.

/s/ Michael Carey

Michael Carey
Chief Executive Officer